FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Audit Report Release
2.	Report of Disclosure Revision

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 19, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Audit Report Release

1. External Auditor's Opinion and Condensed Financial Statements	Current Fiscal Year	Previous Fiscal Year
a. Auditor's Opinion	Unqualified	Unqualified
- included in uncertain group of going concern company	No	No
b. Condensed Financial Statements (KRW)
- Total Assets	130,856,042,401	158,156,947,804
- Total Liabilities	11,854,329,456	17,154,891,676
- Capital	6,487,000,000	6,487,000,000
- Total Shareholders' Equity	119,001,712,945	141,002,056,128
- Sales	28,481,064,580	28,215,512,549
- Operating Income	-7,046,263,810	-13,998,937,267
- Ordinary Income	-13,464,277,296	-6,957,392,404
- Net Income	-14,265,624,646	-9,535,765,862
※ Impaired capital rate(%) = [(capital-equity capital)/capital]×100	-	-
※ (ordinary loss/ equity capital)×100(%)	11.3%	4.9%
2. Name of External Auditor	Samil PricewaterhouseCoopers
3. Date Audit Report Received	03/19/2009
4.Subject to filing of consolidated financial statements	No
4. Other	Audit report presented to our company by our independent auditors is subject to the approval from our Annual General Meeting of Shareholders, and may be changed during the process.

Report of Disclosure Revision

Revision Date	2009-03-19
1. Disclosure Documents in relation with Revision	30% or More Changes in Sales or Profits/Losses
2. Submission date of documents	2009-02-12
3. Reason for Revision	Revision of financial statement reflecting the external audit result
4. Revised Information
information	before revision	after revision
Operation Profit	Current Fiscal Year -6,958,896,520 Increase Amount 7,040,040,747 Increase Rate 50.29%	-7,046,263,810 6,952,673,457 49.67%
Ordinary Income(KRW)	Current Fiscal Year -13,376,910,003 Increase Amount -6,419,517,602 Increase Rate -92.27%	-13,464,277,296 -6,506,884,892 -93.52%
- Above stated contents are subject to change following the resolution of the general shareholders’ meeting.

30% or Less Change in Sales or Profit/Loss(15% or less in the case of corporations with total assets of 2 trillion won or more )(Self Disclosure)

Unit: KRW
	1. Details of Changes in Sales or Profit/Loss	Current Fiscal Year	Previous Fiscal Year	Increase or Decrease	Increase/ Decrease Rate(%)
	- Sales(KRW)	28,481,064,580	28,215,512,549	265,552,031	0.9%
	- Operating Income(KRW)	-6,958,896,520	-13,998,937,267	7,040,040,747	50.29%
	- Ordinary Income(KRW)	-13,376,910,006	-6,957,392,404	-6,419,517,602	-92.27%
	- Net Income(KRW)	-14,265,624,646	-9,535,765,862	-4,729,858,784	-49.60%
	- Total Assets of 2 Trillion Won or More	-
	2. Financial Status	Current Fiscal Year			Previous Fiscal Year
	- Total Assets(KRW)	130,856,042,401			158,156,947,804
	- Total Liabilities(KRW)	11,854,329,456			17,154,891,676
	- Total Shareholders' Equity(KRW)	119,001,712,945			141,002,056,128
	- Capital Stock(KRW)	6,487,000,000			6,487,000,000
	※ Impaired capital rate(%) =[(capital-equity capital)/ capital]×100	-			-
	※ (ordinary loss/ equity capital)×100(%)	11.24			4.93
	3. Main Reasons for Changes in Sales or Profits/Losses
Operation Loss decreased : Operation loss decreased 7.0 billion won from previous year. And 2008 4Q’s Operation Profit turn over to Profit due to the result from the restructuring process and expense control.

Ordinary Loss increased :Incidental increase of Non-Operation expense(Impairment Losses on Intangible Assets of 8.2 billion won

	4. Date of Board of Directors' Resolution	02/12/2009
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
	- Auditors in Attendance (on Audit Committee who are not outside directors)	Present
	5. Other	-
		※ Relevant Disclosure	-
* The FY 2008 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process